                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              Atlantic Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   048798-10-2
                                   -----------
                                 (CUSIP Number)

                                  Milton Cooper
                            Kimco Realty Corporation
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000

                                 with a copy to:

                              Raymond Y. Lin, Esq.
                           Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 August 22, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (Continued on following pages)
                              (Page 1 of 10 pages)

CUSIP No.  048798-10-2                      13D                    Page 2 of 10
           -----------



--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Kimco Realty Corporation
--------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------

   3       SEC USE ONLY
--------------------------------------------------------------------------------

   4       SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [ ]
           TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Maryland
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                 7

                                       345,498

  NUMBER OF                   --------------------------------------------------
   SHARES                              SHARED VOTING POWER
 BENEFICIALLY                    8
  OWNED BY
   EACH                                None
 REPORTING                    --------------------------------------------------
  PERSON                               SOLE DISPOSITIVE POWER
   WITH                          9

                                       345,498

                              --------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                10

                                       None
--------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           345,498
--------------------------------------------------------------------------------

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

  13

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           9.7%
--------------------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

CUSIP No.  048798-10-2                      13D                    Page 3 of 10
           -----------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Kimco Realty Services, Inc.

--------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                       (b)   [ ]

--------------------------------------------------------------------------------

   3       SEC USE ONLY

--------------------------------------------------------------------------------

   4       SOURCE OF FUNDS

           WC, AF
--------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [ ]
           TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
   6

           Delaware
--------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                 7

    NUMBER OF                          None
     SHARES
  BENEFICIALLY                --------------------------------------------------
    OWNED BY                           SHARED VOTING POWER
     EACH                        8
   REPORTING
    PERSON                             655,528
     WITH                     --------------------------------------------------
                                       SOLE DISPOSITIVE POWER
                                 9

                                       None

                              --------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                10

                                       655,528
--------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           655,528
--------------------------------------------------------------------------------

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

  13

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.4%
--------------------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

CUSIP No.  048798-10-2                      13D                    Page 4 of 10
           -----------
--------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Milton Cooper
--------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------

   3       SEC USE ONLY
--------------------------------------------------------------------------------

   4       SOURCE OF FUNDS

           00
--------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [ ]
           TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           United States
--------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                 7

    NUMBER OF                          29,824
     SHARES
  BENEFICIALLY                --------------------------------------------------
    OWNED BY                           SHARED VOTING POWER
     EACH                        8
   REPORTING
    PERSON                             658,655
     WITH                     --------------------------------------------------
                                       SOLE DISPOSITIVE POWER
                                 9
                                       29,824

                              --------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                10
                                       658,655
--------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           688,479
--------------------------------------------------------------------------------

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------

  13

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.3%
--------------------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                                             Page 5 of 10 pages

         This Amendment No. 7 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, September 20, 1999, and August 10, 2000 by
Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services"), 60% of the voting common stock of which is owned by Mr. Cooper (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the
Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

                  Item 3.  Source and Amount of Funds or Other Consideration.

                  Services obtained the funds required for the purchase of Shares reported in Item 5(c) from its working capital and a loan from Kimco.

                  Item 5.  Interest in Securities of the Issuer.

                  (a) Kimco beneficially owns an aggregate of 345,498 Shares, or approximately 9.7% of the outstanding Shares, and Services beneficially owns an aggregate of 655,528 Shares, or approximately 18.4% of the outstanding Shares (based on 3,561,553 Shares reported by the Company to be outstanding as of August 4, 2000, in the Company's Quarterly Report on Form 10-Q for the Period Ended June 30, 2000).

                  Mr. Cooper beneficially owns 688,479 Shares (which includes all of the Shares owned by Services, 60.0% of whose voting common stock is owned by Mr. Cooper), or approximately 19.3% of the outstanding Shares, of which 2,012 Shares are held through IRA accounts, and 3,127 Shares are held by a trust for Adam Kimmel, the son of Martin S. Kimmel (the "Kimmel Trust"), for which Mr. Cooper serves as a trustee. Such holdings do not include an aggregate of 6,050 Shares held by Mr. Cooper's adult children or their spouses, an aggregate of 2,979 Shares held by nine trusts for the benefit of Mr. Cooper's grandchildren, for which certain of such adult children serve as trustees, or 3,750 Shares held by CLS General Partnership Corporation (a Delaware corporation which serves as the general partner of Power Test Investors Limited Partnership, a New York limited partnership), of which Mr. Cooper is a stockholder and serves as secretary and a director, as to all of which Shares Mr. Cooper disclaims beneficial ownership.

                  Except as set forth herein, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other person described in this Item 5(a) or on Schedule II hereto.

                  (b) Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that, (i) Mr. Cooper, by reason of his ownership of 60% of Services' voting common stock, has the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services, and (ii) with respect to the 3,127 Shares held by the Kimmel Trust, Mr. Cooper shares such power with the other trustee.

                  (c) Set forth below are all transactions in Shares effected by or for the account of Services since Amendment No. 6 to the Schedule 13D. Except as noted, each transaction was an open-market purchase.



                Date             # of Shares       Price per Share
                ----             -----------       ---------------

                                                             Page 6 of 10 pages


                8/16/00              1,700                $6.42
                8/17/00                300                $7.00
                8/21/00              2,300                $7.86
                8/22/00            140,000                $9.13    (block trade)

                  (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except that, with respect to the Shares owned by the Kimmel Trust, such Trust and the trustee thereof who shares such power with Mr. Cooper.

                                                              Page 7 of 10 pages

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 KIMCO REALTY CORPORATION


                                 By:  /s/ Milton Cooper
                                    -------------------
                                 Name:  Milton Cooper
                                 Title: Chairman and Chief Executive Officer



                                 KIMCO REALTY SERVICES, INC.


                                 By: /s/ Milton Cooper
                                    ------------------
                                 Name:  Milton Cooper
                                 Title: President

                                 /s/ Milton Cooper
                                 ---------------------
                                  Milton Cooper

Dated: August 23, 2000

                                                              Page 8 of 10 pages

                                  EXHIBIT INDEX

Exhibit                                                Page Number
1.       Joint Filing Agreement                             *
2.       Joint Filing Agreement                             *
3.       Standstill Agreement                               *
4.       Amended Standstill Agreement                       *

--------
* Previously filed

                                                              Page 9 of 10 pages



                                   SCHEDULE II

         Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco and Services, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11041-0020. Each such person is a citizen of the United States of America.

1. Executive Officers & Directors of Kimco.




                 Name                         Principal Occupation or Employment        Shares Beneficially
                 ----                         ----------------------------------        -------------------
                                                                                              Owned(1)
                                                                                              --------

Martin S. Kimmel                         Director                                      10,487(2)

Richard G. Dooley                        Director of Kimco; Consultant to               -0-
c/o Massachusetts Mutual Life            Massachusetts Mutual Life Insurance Company
Insurance Company
1295 State Street
Springfield, Mass. 01111

Michael J. Flynn                         Vice Chairman of the Board of Directors,       -0-
                                         President and Chief Operating Officer of
                                         Kimco

Frank Lourenso                           Director of Kimco; Executive Vice President    -0-
c/o The Chase Manhattan Bank             of The Chase Manhattan Bank
270 Park Avenue
New York, NY 10017

Joe Grills                               Director of Kimco; Chief Investment Officer    -0-
11479 Twin Mountains Road                for the IBM Retirement Funds, 1986-1993
Clifton, VI 22733

Joseph K. Kornwasser                     Director of Kimco, Senior Executive            -0-
                                         Vice President

Alex Weiss                               Vice President--MIS of Kimco                   1,250

Michael V. Pappagallo                    Chief Financial Officer of Kimco               -0-

Bruce M. Kauderer                        Vice President, Legal and Secretary of Kimco   -0-

Jerald Friedman                          Executive Vice President                       -0-

Joseph V. Denis                          Vice President, Construction of Kimco          -0-

Glenn G. Cohen                           Vice President and Treasurer of Kimco          -0-

Robert Nadler                            President -- Midwest Division of Kimco         -0-

Joel Yarmak                              Vice President -- Financial Operations of      -0-
                                         Kimco

                                                             Page 10 of 10 pages

----------------

1 All of such Shares were received in the Distribution and no consideration was paid therefor.

2 Does not include 14,135 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.

2.   Executive Officers & Directors of Services.



               Name                           Principal Occupation or Employment            Shares Beneficially
               ----                           ----------------------------------            -------------------
                                                                                                 Owned
                                                                                                 -----
Arthur Friedman                      Director and Secretary of Services; Certified Public   -0-
                                     Accountant

Sol Denbaum                          Director of Services; Vice President - Maintenance     -0-
                                     (retired) of Kimco

Michael V. Pappagallo                Chief Financial Officer of Kimco and Services          -0-

Milton Cooper                        Director and President of Kimco Realty Services        688,479

Martin Kimmel                        Director of Kimco Realty Services                      10,487
